AMENDED AND RESTATED FEE WAIVER AGREEMENT

PIMCO Funds

650 Newport Center Drive

Newport Beach, California 92660

July 31, 2019

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Re:  PIMCO RAE Low Volatility PLUS EMG Fund (the “Fund”)

Dear Sirs:

This Agreement dated July     , 2019 amends and restates the Fee Waiver Agreement between PIMCO Funds (the “Trust”), on behalf of the Fund, and Pacific Investment Management Company LLC (“PIMCO”), dated November 5, 2013. This will confirm the agreement between the Trust and PIMCO, as follows:

1.        The Trust is an open-end investment company, consisting of multiple series, each of which may offer multiple Classes of shares. This Agreement shall pertain to each Class of the Fund, a series of the Trust.

2.        Pursuant to an Amended and Restated Investment Advisory Contract dated February 23, 2009 (the “Investment Advisory Contract”) between the Trust and PIMCO, which amends and restates the Investment Advisory Contract dated May 5, 2000, as restated August 19, 2003, between the same parties, the Trust has retained PIMCO to provide the Trust with investment advisory services. Pursuant to the Investment Advisory Contract, the Fund pays to PIMCO an advisory fee at an annual rate of 0.85% of the Fund’s average daily net assets (the “Advisory Fee”).

3.        Pursuant to the Second Amended and Restated Supervision and Administration Agreement dated April 1, 2012, as supplemented and amended from time to time, between the Trust and PIMCO (the “Supervision and Administration Agreement”), the Trust has retained PIMCO to provide or procure supervisory, administrative and other services to the Fund. Pursuant to the Supervision and Administration Agreement, the Fund pays to PIMCO a monthly supervisory and administrative fee at annual rates with respect to one or more Classes of shares as set forth in Schedules to the Supervision and Administration Agreement (the “Supervisory and Administrative Fee”). Pursuant to a Second Amended and Restated Expense Limitation Agreement between PIMCO and the Trust dated June 1, 2018, as supplemented from time to time (“Expense Limitation Agreement”), between the Trust and PIMCO, PIMCO has agreed to waive or reduce the Supervisory and Administrative Fee of a Class or reimburse the Class if the payment or accrual of organizational expenses attributable to the Class, payment of that Class’s pro rata share of expenses related to obtaining or maintaining a Legal Entity Identifier and/or payment of its pro rata share of the Trust’s Trustees’ fees in any year exceeds 0.49 basis points.

4.        PIMCO agrees that, for the Fund, it shall waive the Advisory Fee by 0.05% of the average daily net assets attributable to the Fund.

5.        If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the fees waived or reduced with respect to the previous fiscal year shall equal the amounts provided for in this Agreement.

6.        In any month in which the Investment Advisory Contract is in effect, PIMCO shall be entitled to reimbursement by the Fund of any portion of the Advisory Fee waived, reduced or reimbursed pursuant to this Agreement. The terms and conditions of any such reimbursement are described in the Expense Limitation Agreement.

7.        This Agreement shall have an initial term through July 31, 2020, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least thirty days prior to the end of the then current term. In addition, this Agreement shall terminate upon termination of the Investment Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety days’ prior written notice to PIMCO at its principal place of business.

8.        Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

9.        Any question of interpretation of any term or provision of this Agreement, including but not limited to the Advisory Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Contract or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Advisory Contract or the 1940 Act.

10.        If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11.        A copy of the Trust’s Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that the Agreement has been executed on behalf of the Trust by an officer of the Trust in his or her capacity as an officer and not individually. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund.

12.        This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO FUNDS

By:
Name:
Title:

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name:
Title: